Contact

www.linkedin.com/in/gabrielbogner
(LinkedIn)

Top Skills

Leadership
Critical Thinking
Photoshop

Languages

Spanish
English

Certifications

Business Etiquette: Phone, Email, and Text
Communication Foundations (2013)
Office 365: Learning Outlook

Gabriel Bogner

Co-Founder, mate fertility
San Francisco, California, United States

Summary

I'm in it because the future is in my hands (and for the snacks).

I am a driven dreamer, who excels in team settings with a deep appreciation for the environment, knowledge, diversity, fertility access, and Parmesan Cheese.

I lead with pride, compassion, and resilience...unless I'm walking my dog, in which case she is leading me. I am a people person who thrives in an exciting workplace with a forward thinking vision and an open facing sandwich.

I am a self-starter and I take pride in the various leadership roles and positions I have held throughout my career. This includes starting a nonprofit, helping small search and staffing firms achieve their goals, raising thousands of dollars for charity, founding a fertility company focused on accessibility, and that time I won a participation award for getting last place in a cross country race.

I possess an endless imagination.....................(is this endless enough); and I'm building a company that posses the same. I am also a proud member of the LGBTQ community. It is vital for me to be a part of a company with a greater purpose, and an attainable, and inspiring vision that is changing the world for the better, while still allowing me to wear flamingo socks.

Experience

mate fertility
Co-Founder
September 2019 - Present (3 years 9 months)
Los Angeles Metropolitan Area

At mate fertility, we believe that sometimes it takes a little more to make a baby. Like accessible clinics, affordable treatments, clear advice, and a

friendly partner who's there to make the entire journey simple- and even enjoyable.

As a co-founder, I am dipping my toes in all parts of the business. I assist with money raising, corporate development, product management, and am thrilled to be our culture champion. This includes fostering an inclusive and friendly work environment where everyone is excited to begin their day (even though for now it's virtual)

I have a keen passion for diversity and am working on building a team that reflects this tenet.

LinkedIn

2 years 1 month

Account Executive, Search and Staffing

December 2019 - July 2020 (8 months)

San Francisco Bay Area

Senior Talent Solutions Consultant

July 2019 - December 2019 (6 months)

San Francisco Bay Area

Business Solutions Consultant

January 2019 - December 2019 (1 year)

San Francisco Bay Area

Recruiting Associate / Business Operations

October 2018 - December 2019 (1 year 3 months)

San Francisco Bay Area

Business Leadership Program-Global Sales Associate

July 2018 - December 2019 (1 year 6 months)

San Francisco Bay Area

LinkedIn's Business Leadership Program – Global Sales is a rigorous 6-month rotational program designed to identify, inspire and develop future sales professionals and business leaders. During my tenure, I will complete rotations in Global Customer Operations and Talent Acquisition – all while building lasting relationships at LinkedIn.

Throughout my BLP experience, my cohort and I will build a foundational career skill-set through leadership-based learning and sales training. Upon completion of the program, I'll move into a full-time Sales Development role.

Global Customer Operations
July 2018 - September 2018 (3 months)
San Francisco Bay Area

Underclub
Brand Manager
January 2018 - May 2018 (5 months)
San Francisco Bay Area

I helped the founder through a social media re-branding campaign in which we researched and implemented various ways to increase Underclub's social media presence. Focusing on Instagram, we created a brand book which included key metrics to focus on when posting pictures as well as new picture categories to expand the company's brand and reach.

Grant Thornton LLP
Risk Advisory Consultant
June 2017 - August 2017 (3 months)
San Francisco Bay Area

I crafted dozens of testing procedures and subsequently tested dozens of controls while becoming proficient in creating, reporting and understanding various SOC and SOX reports

I participated in numerous face to face client meetings, helping clients understand and mitigate risks that face their business, as well as leading various presentations in front of partners to give client recommendations

Akyumen Technologies Corp.
Technology Consultant
September 2016 - July 2017 (11 months)
Berkeley

I yielded 15% sales increases of Akyumen's devices in Berkeley through advising businesses and various clubs on their technological uses. Akyumen is a tech company focusing on projection technology for smart devices.

I worked extensively with powerpoint and my team and I created multiple presentations tailored to different student organizations and businesses on the benefits of Akyumen Technology

I devised strategic ways for businesses to achieve their objectives by incorporating Akyumen tech into their daily operations, leading to increased efficiency and overall cost reduction. Collaborate with 50 teams globally.

I worked closely with high level executives of the company, including the CEO to promote the company and incorporate the technology into the campus

Phi Kappa Psi Fraternity
Social Chair
August 2016 - May 2017 (10 months)
Berkeley

I Focused on large scale event planning for hundreds of people, often putting on multiple events per week. Worked with a budget of $50,000 to execute numerous events. I worked with other Greek houses on campus and offsite security and other vendors to put on events. I flexed my creativity weekly by planning themed events and decorating the house. I also ran a team of 25 people throughout the year to put on these events.

University of California, Berkeley, Haas School of Business
Professional Development Associate
September 2016 - December 2016 (4 months)
Berkeley

I ensured the abundance of professional resources, as well as assisting with professional student development by securing appropriate facilitators, scheduling and teaching workshops, and coordinating training sites.

I served as the campus and professional liaison by assisting in the organization, coordination, and preparation of meetings and communications associated with the professional development program.

I worked closely in planning and executing the Case interview bootcamp workshop as well as worked on other events to provide resources to the students, including a data workshop on SQL and an internship database specific to Haas Business School

Crohn's and Colitis Awareness Society
Founder/President
June 2015 - June 2016 (1 year 1 month)
San Francisco Bay Area

I founded a nonprofit club at UC Berkeley, called the Crohn's and Colitis Awareness Society, to offer support and fundraise to find a cure for the disease.

I run weekly meetings, to offer a safe space and discuss issues about Crohn's and Colitis.

Through the club I also plan fundraising events. We have raised thousands of dollars for the foundations and organized a walk for the cause.

I have brought in doctors and other patients at the foundation to talk to our club. I create budgets for fundraisers, schedule events with the school, and lead discussions.

Berkeley's Star
Event Coordinator
December 2014 - December 2015 (1 year 1 month)
San Francisco Bay Area

Berkeley's Star is the largest nonprofit show ever put on by students at the University and I worked on two of the shows as an event coordinator, helping to plan, and execute two extremely successful shows. Berkeley's Star is a student singing competition and all of the proceeds were donated to the Boys and Girls club of Oakland and the Thirst Project.

I was able to recruit judges for each of the shows, including Sean Kingston, Drake Bell, and Christina Grimmie. I assisted in scouting and booking the location for the event, as well as the pre and post parties. I helped plan auditions and rehearsals for the competitors. I also played an integral part in the promotion of the event through social media.

Intern at SUPERB Productions
SUPERB Art Intern
February 2015 - August 2015 (7 months)

I worked as a design intern for the Student Government of UC Berkeley, or the Associated Students of University of California, representing 36,000 students. SUPERB at UC Berkeley is in charge of planning and executing various events for the school, from comedy shows to major concerts.

As a design intern I helped promote the various events through creating and designing flyers, event pages, and using social media outlets. I worked with other students, musicians, and major companies such as Target to put on events for the school. I also used programs such as photoshop and illustrator to create flyers.

Relativity Media
Production Assistant
June 2014 - August 2015 (1 year 3 months)

I assisted in the production for various online and on air television shows viewed by millions. I worked with various people in the entertainment industry, from producers to actors like Zoe Saldana on her online show.

I organized sets for many of the shows, including picking up, ordering, and taking down equipment. I also issued scripts, helped sort out enquiries, and filed paperwork for the shows.

I logged the sixth season of Restaurant Stakeout, by combing through hours of footage and video material, and labeled content with metadata to be sent to the editors.

I returned to work at Relativity Media as a production assistant, this time working on four separate reality shows. The reality shows were filmed in locations across the United States, and I had to scout locations and contact cities and officials for the possibility of filming shows there.

I was in charge of setting up equipment, escorting and assisting cast members, and organizing notes from the director. I also set up meetings for the producers and directors.

For the shows that were filmed in off site locations, including one National Geographic show, I booked plane flights, reserved hotel rooms, rented cars, and created books of notes about the locations for the crew.

Givvr
App Ambassador
January 2014 - January 2015 (1 year 1 month)
San Francisco Bay Area

Givvr is an app that allows users to watch videos sponsored by various charities such as Pencils of Promise and the Epilepsy Foundation.

Just by watching a sponsored video, the user has allowed a donation to be made to that charity.

I am an ambassador for the app at the UC Berkeley campus.

In the weeks upcoming to the launch of the app I implemented various marketing strategies through social media, networking with my peers, and organizing campus events with the goal to get a thousand sign ups.

I continue to promote the use of the app through Facebook, Instagram, and Twitter.

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Education

University of California, Berkeley, Haas School of Business
Business

University of California, Berkeley
Bachelor of Science (B.S.), Business Administration